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Exhibit 99.(a)(5)

EFiled: Sep 1 2005 4:09PM EDT [SEAL] Transaction ID 6616747

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

PAULENA PARTNERS LLC	C.A. No.
Plaintiff,
COMPLAINT
-against-

CHIRON CORPORATION, LEWIS W.
COLEMAN, J. RICHARD FREDERICKS,
PAUL L. HERRLlNG, HOWARD H. PIEN,
VAUGHN D. BRYSON, PIERRE E. DOUAZE,
EDWARD E. PENHOET, RAYMUND BREU,
DENISE M. O'LEARY, PIETER J. STRIJKERT,
NOVARTIS CORPORATION and NOVARTIS AG,
Defendants.

        Plaintiff alleges upon personal knowledge as to itself and its own acts, and upon information and belief as to all other matters, as follows:

NATURE OF THE ACTION

        1.     This action is brought by plaintiff on behalf of the public holders of Chiron Corporation ("Chiron" or the "Company") common stock for injunctive and other appropriate relief in connection with the proposal by its controlling shareholder, Novartis Corporation, to acquire the Chiron shares it does not already own for inadequate consideration (the "Proposed Transaction").

PARTIES

        2.     Plaintiff has been the beneficial owner of shares of Chiron common stock at all relevant times and continues to be the beneficial owner of such shares.

        3.     Chiron is a Delaware corporation with its principal place of business at 4560 Horton Street, Emeryville, California 94608. The Company is a global biopharmaceutical company that participates in three healthcare markets: blood testing, vaccines, and biopharmaceuticals. Its revenues, which totaled $1.7 billion in 2004, consist of product sales, revenues from a joint business contractual arrangement, collaborative agreement revenues, royalty and license fee revenues and other revenues, primarily consisting of contract manufacturing and grant revenues.

        4.     Defendant Novartis Corporation is the North American subsidiary of Novartis A/G with its principal place of business located at 608 5th Ave, New York, New York 10020. Novartis A/G is a world leader in the research and development of products to protect and improve health and well-being. Its core businesses are in pharmaceuticals, consumer health, generics, eye-care, and animal health. Hereafter, references to "Novartis" will mean Novartis Corporation and Novartis AG.

        5.     Defendant Lewis W. Coleman ("Coleman) has served as a director of the Company since 1991.

        6.     Defendant J. Richard Fredericks ("Fredericks") has served as a director of the Company since 2003.

        7.     Defendant Paul L. Herrling ("Herrling") has served as a director of the Company since 1997. Herrling was designated by Novartis to be nominated to Chiron's board pursuant to the Governance Agreement defined in paragraph 15 below.

        8.     Defendant Howard H. Pien ("Pien") joined Chiron as President and Chief Executive Officer and a director in April 2003. Pien was elected Chairman of the Board in May 2004. In February 2005, Pien relinquished the title of President which was transferred to Jack Goldstein.

        9.     Defendant Vaughn D. Bryson ("Bryson") has been a director of the Company since 1997.

        10.   Defendant Pierre E. Douaze ("Douaze") has been a director of the Company since 1995. Douaze was designated by Novartis to be nominated to Chiron's board pursuant to the Governance Agreement. Douaze, along with defendant Breu, is also a member of the Company's Nominating and Corporate Governance Committee which determines the slate of director nominees for election to the Company's Board.

        11.   Defendant Edward E. Penhoet ("Penhoet") co-founded Chiron and has been a director since the Company's inception in 1981. He served as Chiron's Chief Executive Officer until May 1998. Defendant Penhoet served as Chiron's Vice Chairman and as a consultant until February 2001.

        12.   Defendant Raymund Breu ("Breu") has been a director of the Company since 1999. Breu has served as the Chief Financial Officer of Novartis since 1996. He is also a member of the Executive Committee of Novartis. Breu was designated by Novartis to be nominated to Chiron's board pursuant to the Governance Agreement. Breu, along with defendant Douaze, is also a member of the Company's Nominating and Corporate Governance Committee which determines the slate of director nominees for election to the Company's Board.

        13.   Defendant Denise M. O'Leary ("O'Leary") has been a director of the Company since 2002.

        14.   Defendant Pieter J. Strijkert ("Strijkert") has been a director of the Company since 1987.

        15.   Novartis owns approximately 42.2% of Chiron's common stock. Chiron and Novartis are parties to a Governance Agreement pursuant to which, among other things, (i) Novartis may designate three candidates to be nominated to Chiron's Board of Directors, (ii) Novartis will vote all of its shares of common stock in favor of any nominee selected in accordance with the Governance Agreement, (iii) Novartis has the right, but not the obligation, to propose a buy-out transaction and (iv) Chiron is prohibited from engaging in certain corporate transactions, including most mergers and acquisitions without Novartis' approval.

        16.   The individual defendants, by virtue of their positions as officers and/or directors of the Company, and Novartis, as the Company's controlling stockholder, stand in a fiduciary relationship to the Company's public stockholders and owe them the highest duties of good faith, fair dealing, due care, loyalty, and full and accurate disclosure.

CLASS ACTION ALLEGATIONS

        17.   Plaintiff brings this action as a class action on behalf of itself and all public common stockholders of the Company. Excluded from the Class are defendants, members of the immediate families of the defendants and those in privity with them.

        18.   The members of the Class are so numerous that joinder of all of them would be impracticable. The Company has over 187 million shares of common stock outstanding.

        19.   Plaintiff's claims are typical of the claims of the Class. Plaintiff does not have any interests that are adverse or antagonistic to those of the Class. Plaintiff will fairly and adequately protect the interests of the Class. Plaintiff is committed to the vigorous prosecution of this action and has retained counsel competent and experienced in this type of litigation.

        20.   There are questions of law and fact common to the members of the Class including, inter alia, whether:

          (a)   defendants are breaching their fiduciary duties to the detriment of the Class;

          (b)   the Class will suffer irreparable injury by reason of the wrongs complained of.

        21.   The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

        22.   Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

        23.   On October 5, 2004 the United Kingdom Medicines and Healthcare products Regulatory Agency (the "MHRA") prohibited the Company from releasing any of its FLUVIRIN vaccine doses manufactured at the Company's Liverpool, England facility, and suspended the Company's license to manufacture influenza virus vaccine in its Liverpool facility from October 5, 2004 through March 2, 2005. In addition, following the MHRA's decision and an inspection by the U.S. Food and Drug Administration (FDA), the FDA sent the Company a warning letter on December 9, 2004 citing violations of good manufacturing practices. Prior to the MHRA's suspension, the Company was one of two primary suppliers of influenza vaccine to the United States. As a matter of fact, the Company's influenza vaccine franchise products accounted for approximately 9%, 19%, and 7% of its consolidated total revenues in 2004, 2003 and 2002, respectively. Moreover, in 2003, sales of FLUVIRIN vaccine accounted for 12% of the Company's consolidated total revenues. No other single vaccine product or class of vaccine product accounted for 10% or more of the Company's consolidated total revenues in any of the last three fiscal years.

        24.   Following the MHRA's prohibition of the Company from releasing its FLUVIRIN vaccine and its suspension of the Company's license to manufacture influenza virus vaccine at the Company's Liverpool facility, the trading-value of the Company's stock dropped from the mid- $40s range to the mid-$30's range.

        25.   On March 2, 2005, the Company announced that the MHRA had lifted its license suspension of Chiron's Liverpool manufacturing facility, which produces the FLUVIRIN influenza virus vaccine. Thereafter, on August 3l, 2005, the Company announced that the FDA has communicated the results of the FDA's July 2005 GMP (Good Manufacturing Practices) inspection of Chiron's Liverpool facility, which manufactures the FLUVIRIN influenza virus vaccine and that the FDA found Chiron's responses and proposed corrective actions to the FDA inspection observations to be "generally acceptable." As a result, Chiron may proceed with its efforts to return the FLUVIRIN vaccine to the U.S. market for the 2005-2006 influenza season.

        26.   On Thursday, September 1, 2005, Novartis announced that, after having recently conducted due diligence on Chiron, it had made a proposal acquire the approximately 58% of Chiron shares that Novartis does not already own for $40 per share in cash, or a total value of $4.5 billion.

        27.   Recognizing that the Company's performance is on the upswing and that the Company has the potential for even greater growth, Novartis has determined to usurp that growing value, denying the Company's public shareholders the opportunity to obtain fair value for their equity interest by proposing a transaction at an inadequate premium, at a time when the Company's stock is trading below fair value.

        28.   The consideration of $40 each per share to be paid to Class members is unfair and inadequate consideration because, among other things: (a) the intrinsic value of the Company's stock is materially in excess of $40 per share, giving due consideration to the Company's prospects for growth and profitability in light of its business and earnings power, present and future; and (b) the $40 per share offer is not the result of arm's length negotiations but was fixed arbitrarily by Novartis to "cap" the market price of the Company and obtain its assets and businesses at the lowest possible price.

        29.   The Proposed Transaction is an attempt by Novartis to aggrandize itself at the expense of the Company's public stockholders. The proposed acquisition will, for inadequate consideration, deny plaintiff and the other members of the Class the opportunity to share proportionately in the future success of the Company and its valuable assets, while permitting Novartis to benefit wrongfully from the transaction.

        30.   Given Novartis's stock ownership of the Company, its entry into the Corporate Governance agreement (which, as alleged above, prohibits Chiron from engaging in certain corporate transactions, including most mergers and acquisitions without Novartis' consent) and its representation on the Board of Directors, it is are able to dominate and control the Board. Under the circumstances, none of the directors can be expected to protect the Company's public shareholders in a transaction which benefits Novartis at the expense of the Company's public shareholders.

        31.   Because of the stock ownership of the Company by Novartis and its entry into the Corporate Governance Agreement, as described infra, no third party, as a practical matter, can attempt any competing bid for the Company as the success of any such bid would require the consent and cooperation of Novartis.

        32.   Plaintiff and the other members of the Class will suffer irreparable injury unless defendants are enjoined from breaching their fiduciary duties to the Company's public shareholders in a proposed transaction which will benefit Novartis at the expense of the public shareholders.

        33.   Plaintiff and other members of the class have no adequate remedy at law.

        WHEREFORE, plaintiff demands judgment against defendants, jointly and severally, as follows:

  (1)
  Certifying this action as a class action and plaintiff as the Class representative and plaintiff's counsel as Class counsel;

  (2)
  Enjoining the Proposed Transaction preliminarily and permanently;

  (3)
  To the extent the Proposed Transaction is consummated prior to the entry of this Court's final judgment, rescinding it or granting the Class rescissory damages;

  (4)
  Awarding plaintiff and the Class compensation for all damages they sustain as a result of defendants' unlawful conduct;

  (5)
  Directing that defendants account to plaintiff and the other members of the Class for all profits and any special benefits obtained as a result of their unlawful conduct.

  (6)
  Awarding plaintiff the costs and disbursements of this action, including a reasonable allowance of attorneys' fees and expenses; and

  (7)
  Granting such other relief as the Court may find just and proper.

ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.
/s/ JOSEPH A. ROSENTHAL Joseph A. Rosenthal (DSBA No. 234) 919 Market Street, Suite 1401 P.O. Box 1070 Wilmington, Delaware 19899
ATTORNEY FOR PLAINTIFF

OF COUNSEL:

THE BRUALDI LAW FIRM
29 Broadway
Twenty Fourth Floor
New York, New York 10006
Telephone (212) 952-0602
Facsimile (212) 952-0608

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IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE IN AND FOR NEW CASTLE COUNTY
NATURE OF THE ACTION
PARTIES
CLASS ACTION ALLEGATIONS
SUBSTANTIVE ALLEGATIONS